UNIVEC
10 E. Baltimore Street, Suite 1404
Baltimore, MD 21202
Telephone: (410) 347-9959
Fax: (410) 347-1542
March 16, 2006
Securities and Exchange Commission
Washington, D.C. 20549

    Re: Univec, Inc. (Registrant)
    File No. 000-22413

Gentlemen,
This letter is in response to the Securities and Exchange Commission (SEC) comment letter to the above referenced Registrant dated February 15, 2006. This letter addressed the Registrant’s Form 10-KSB for the year ended December 31, 2004 and the Forms 10-QSB for the quarters ended March 31, 2005 June 30, 2005 and September 30, 2005 respectively.

SEC comment number:

1)	Description of Business (page 3)
The 2004 information filed in Form 10-KSB Amendment No. 2, already contains a detailed explanation of group purchasing (GPO) services provided by the wholly owned subsidiary, Physician and Pharmaceutical Services, Inc. (PPSI). The SEC comment letter dated February 15, 2006 requests the Registrant to supply readers with a detailed explanation of the StarterScript sample voucher system. PPSI has significant experience in this field. However, such information is not appropriate for 2004, because this revenue producing program was not conducted by the Registrant or its subsidiaries during the year ended December 31, 2004. No pertinent revenue or expenses were reported for this program during 2004.

2)	Employees (page 9)
In response to an SEC comment in its letter dated December 20, 2005, the Registrant removed a prior reference to PPSI employees. Because only one such employee of an affiliated company was being referred to in this item, it was deemed to be irrelevant to the Registrant’s discussion of operational employees. Therefore, the Amendment makes no reference to the role of this individual in PPSI’s operations.

3)	Item 2. Description of Property (page 9)
Our most recent revision of Property as reported in Item 2 was made in response to the SEC’s comments in its letter dated December 20, 2005 regarding the use of office space owned by a related party. However, such administrative space is one desk utilized one day per month by PPSI. There is no fee charged for this limited usage. Univec, Inc. believes that such immaterial items have been adequately dealt with in Amendment 2 of Form 10-KSB. Any other related party transactions, as defined by SFAS 57, have been addressed in Amendment 2 of Form 10-KSB.

Item 6. Management’s Discussion and Analysis (page 11)

4)	Condensed Consolidated Results of Operations (page 11)
Our most recent revisions of Item 6 (MD&A) were made in response to the SEC’s comment numbers 5 and 6 in its letter to the Registrant dated December 20, 2005. In response to the SEC comments, the Registrant filed Amendment 2 of year ended December 31, 2004 Form 10-KSB on January 10, 2006. In paragraph five and six of Item 6, Management’s Discussion and Analysis, the Registrant restated its comprehensive discussion regarding the correction of the year end December 31, 2003 accounting error. Further, as requested by the SEC, the 2003 MDA was clearly labeled as being “Restated” In accordance with APB 20, financial statement footnote 2 provides almost two complete pages of discussion regarding the 2003 restatement. Financial statement footnote 2 now contains a nine line table reconciling all of the factors related to the 2003 restatement.

5)	Consolidated Statement of Operations (page 11)
The final paragraph of page 11 of Consolidated Statement of Operations contained in Item 6 Management’s Discussion and Analysis already contains a rather comprehensive dialogue regarding the Registrant’s need to “increase market penetration, our prices, product mix, etc.”

6)	Report of Independent Registered Public
Accounting Firm (page F-2) In the SEC’s comment letter dated December 20, 2005, Item 4, the auditor’s explanatory paragraph is criticized for not clearly stating whether the restated 2003 financial statements were subject to audit procedures.

The year end December 31, 2004 Form 10-KSB Amendment No. 2, page F-2 audit report has been clearly revised to assert that the financial statements have been audited "for each of the years in the two year period ended December 31, 2004" Further, paragraph two of the opinion expressly states that the audit applied “to the adjustments described in Note 2 that were applied to restate the 2003 financial statements.” Finally, the unqualified opinion expressed in paragraph three specifically applies to the “two year period ended December 31, 2004.”

7)	Report of Independent Registered Public Accounting Firm (page F-2)
In accordance with the SEC’s commentary, our auditor has revised their audit report. Such revised audit report is attached hereto as Exhibit  2.

Notes to Consolidated Financial Statements

8)	Note 2. Restatement, page F-7
Your commentary regarding Note 2. Restatement contains three distinct concerns.

First, you have determined that the two reconciliations presented in regards to the restatement adjustment are not uniform as to the respective matters included in the two presentations. APB 20 requires the line item reconciliation as presented in Note 2. The first reconciliation is the Registrant’s specific item description of the individual items which comprise the restatement. However the Registrant has now revised the first table presentation in Note 2 to the year end December 31, 2004 Form 10-KSB Amendment No. 2. This revised table is attached to this letter as Exhibit 1.

Second, the SEC’s February 15, 2006 comment letter includes a lengthy comparison between the net loss originally filed by the Registrant on September 15, 2005 and the 2004 information filed in Form 10-KSB Amendment No. 2 on January 11, 2006. However, many of the Form 10-KSB Amendment No. 2 revisions address SEC observations as presented in its December 20, 2005 comment letter. The 2003 restated expenses as presented in the Form 10-KSB Amendment No. 2 filed on January 11, 2006 are properly reported.

Third, the SEC’s February 15, 2006 comment letter includes a specific reference to year end December 31, 2003 adjustments. For the original filing of Form 10-KSB as of December 31, 2004, adjustments were made to financial statements for the year ended December 31, 2003. A subsequent review of these adjustments revealed that these adjustments were made in error. Therefore, these erroneous adjustments were removed from the Form 10-KSB/A filed November 18, 2005 and January 11, 2006. These adjustments had no effect on the financial statements for the year ended December 31, 2004.

9)	Revenue Recognition (page F-8)
As mentioned previously, in our response to Item 1 of the SEC comment letter dated February 15, 2006, financial information regarding the sampling program services provided to pharmaceutical companies and physicians is not applicable to 2004, because the sampling program was not conducted by the Registrant or its subsidiaries during that year. No revenue or relevant expenses were reported for this business activity during 2004. Your reference to the Registrant’s commentary as provided separately in its website is also not applicable The comments regarding the sampling program’s utilization of the gross or net revenue recognition method as prescribed by EITF 99-19 is not relevant to the Registrant’s 2004 financial statements.

10)	Revenue Recognition (page F-8)
PPSI’s contracts with PSI, its primary customer will be filed as Exhibit 10 to the Registrant’s next Exchange Act filing.

11)	Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
Our January 11, 2006 letter in response to the SEC’s comment letter dated December 20, 2005 does in fact contain a typographical error referring to the December 31, 2005 Form 10-KSB. However, this item is in reference to the Registrant’s Amended December 31, 2004 Form 10-KSB

The Registrant will consider the need to amend Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

12)	Form 8-K filed June 13, 2005
The Registrant intends to Amend Form 8-K filed June 13, 2005. The provisions of Item 5.02(a)(1(iii) regarding a director’s resignation will be specifically addressed. Also, a copy of the director’s resignation letter will be included as an exhibit to the Form 8-K amendment.

The Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures contained in its filings with the SEC.
•	Any SEC staff comments or changes to any disclosures made in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Univec, Inc.

Date: March 16th, 2006	By:	/s/ David Dalton
David Dalton
Chief Executive Officer

Exhibit 1
Univec, Inc. and Subsidiaries
Financial Statement Note 2
Revised Table 1 In Note 2
December 31, 2004 and 2003

Year-end December 31, 2003 (net loss) as originally reported	($1,545,601)

Increase in gross margin - year-end cutoff	12,439
Decrease in gross margin - inventory write-down	(50,000)
Decrease in gross margin - reduction of revenue	(381,949)
Net Decrease in gross margin	(419,510)

Increase in net interest expense	(5,623)
Decrease in depreciation expense	11,958
Loss on write-off of capital lease	(121,366)
Reclassification of General and Administrative expenses	431,949
General and Administrative expense adjustment	101,388
Miscellaneous adjustments	1,204
Year-end December 31, 2003 (net loss) as restated	($1,545,601)

Exhibit 2
Univec, Inc. and Subsidiaries
Revision to Auditor’s Opinion Letter
December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Univec, Inc.

We have audited the accompanying consolidated balance sheet of Univec, Inc. and Subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year periods ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Univec, Inc. and Subsidiaries as of December 31, 2004 and the consolidated results of their operations and their consolidated cash flows for each of the years in the two-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, certain errors related to accounting for capital leases and year-end cutoffs for the year ended December 31, 2003 were discovered by management of the Company during the current year. Accordingly, the 2003 financial statements have been restated to correct the error.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered from recurring losses from operations, has negative working capital, has a total stockholders’ deficit and is in default on certain debt, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 3.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Abrams, Foster, Nole & Williams, P.A

By:	/s/ Abrams, Foster, Nole & Williams, P.A
Abrams, Foster, Nole & Williams, P.A
Baltimore, Maryland September 9, 2005, except for note 2, as to which the date is November 4, 2005